SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D
                             (Amendment No. 4)

                 Under the Securities Exchange Act of 1934

                     MARVEL ENTERTAINMENT GROUP, INC.
                     --------------------------------
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
                  --------------------------------------
                      (Title of Class and Securities)

                                573913 10 0
                   -------------------------------------
                   (CUSIP Number of Class of Securities)

                             Barry F. Schwartz
                     MacAndrews & Forbes Holdings Inc.
                            35 East 62nd Street
                            New York, NY 10021
                        Telephone:  (212) 572-8600
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                               Alan C. Myers
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000


                               March 7, 1997
                               -------------
                       (Date of Event which Requires
                         Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )


               This statement amends and supplements the Schedule 13D, dated May 18, 1993, relating to the common stock, par value $.01 per share, of Marvel Entertainment Group, Inc. ("Marvel"), as originally filed with the Securities and Exchange Commission by New Marvel Holdings Inc., MacAndrews & Forbes Holdings Inc. ("M&F"), and Mafco Holdings Inc. ("Mafco"), as amended by Amendment No. 1, dated October 12, 1993, filed with the Securities and Exchange Commission by Marvel Holdings Inc. ("Marvel Holdings"), Marvel (Parent) Holdings Inc. ("Marvel (Parent)"), Four Star Holdings Corp., Andrews Group Incorporated ("Andrews"), M&F and Mafco, as amended by Amendment No. 2, dated November 15, 1996, filed with the Securities and Exchange Commission by Marvel Holdings, Marvel (Parent), Andrews and Mafco, and as amended by Amendment No. 3, dated December 30, 1996, filed with the Securities and Exchange Commission by Marvel Holdings, Marvel (Parent), Andrews and Mafco.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
     RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. On March 6, 1997, Andrews informed Marvel that Andrews was terminating the Stock Purchase Agreement. On March 7, 1997, Andrews issued a press release reporting such termination. See attached exhibits A and B.

     ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

               The following documents are filed as Exhibits to this 13D:

     Exhibit A Press Release by Andrews Group Incorporated dated March
               7, 1997

     Exhibit B Letter from Andrews Group Incorporated to Marvel
               Entertainment Group, Inc. dated March 6, 1997



                                   SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated: March 10, 1997

                                   Marvel (Parent) Holdings Inc.
                                   Marvel Holdings Inc.
                                   Andrews Group Incorporated
                                   Mafco Holdings Inc.

                                   By: /s/ Barry F. Schwartz
                                      -------------------------
                                      Name:  Barry F. Schwartz
                                      Title: Executive Vice
                                      President and General Counsel


                                 Exhibit Index
                                 -------------
     Exhibit A Press Release Andrews Group Incorporated

     Exhibit B Letter from Andrews Group Incorporated to Marvel
               Entertainment Group, Inc., dated March 6, 1997